

11015007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____1/1/10_____ AND ENDING_____12/31/10_____
.                                                          MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  CREATIVE INVESTOR SERVICES, INC.

| | OFFICIAL USE ONLY |
|---|---|
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | |
| 4 BURRITTS LANDING | FIRM I.D. NO. |

(No. and Street)

| WESTPORT, | CT | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WINSTON ALLEN                                                                          (203) 227-4897

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOW, SCHECHTER & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

| 350 BEDFORD STREET | STAMFORD | | 06901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __Winston Allen__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Creative Investor Services, Inc.__ , as of __December 31__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

LUCILLE R. BENVENUTO
*NOTARY PUBLIC*
MY COMMISSION EXPIRES __2011__

.This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2010

## CONTENTS

# Berkow,
# Schechter
# & Company LLP

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

We have audited the accompanying statement of financial condition of Creative Investor Services, Inc. (the "Company") as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Investor Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation Of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company LLP

February 11, 2011

# CREATIVE INVESTOR SERVICES, INC.
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2010

ASSETS

Current Assets:

| | | |
|---|---|---:|
| Cash | $ | 8,033 |
| Total Current Assets | | 8,033 |
| Fixtures and Equipment | | 18,132 |
| Accumulated depreciation | | (18,132) |
| | | - |
| TOTAL ASSETS | $ | 8,033 |

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | - |
| Loan from shareholder | | 846 |
| Total Current Liabilities | | 846 |

Stockholder's Equity:

| | |
|---|---:|
| Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 3,221 |
| Retained earnings | 2,966 |
| Total Stockholder's Equity | 7,187 |

| | | |
|---|---|---:|
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 8,033 |

See notes to financial statements

# CREATIVE INVESTOR SERVICES, INC.
## STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---:|
| Revenues: | | |
| Commissions | $ | 2,305 |
| Interest income | | 676 |
| | | |
| Total Revenues | | 2,981 |
| | | |
| Expenses: | | |
| Professional fees | | 1,225 |
| Insurance | | 841 |
| Regulatory expenses | | 770 |
| Bank and brokerage fees | | 300 |
| State taxes and fees | | 250 |
| Interest expense | | 1 |
| | | |
| Total Expenses | | 3,387 |
| | | |
| Net Loss | $ | (406) |

# CREATIVE INVESTOR SERVICES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2010

|  | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Stockholder's equity, beginning of year | $ 1,000 | $ 3,221 | $ 3,372 | $ 7,593 |
| Net loss | - | - | (406) | (406) |
| Capital contributions | - |  | - | - |
| Dividend | - | - | - | - |
| Stockholder's equity, end of year | $ 1,000 | $ 3,221 | $ 2,966 | $ 7,187 |

| | |
|---|---:|
| **Cash Flows From Operating Activities:** | |
| Net loss | $ (406) |
| | |
| Net Cash Used By Operating Activities | (406) |
| | |
| **Cash Flows From Financing Activities:** | |
| Loan from shareholder | $ 846 |
| | |
| Net Cash Provided By Financing Activities | 846 |
| | |
| Net Increase In Cash | 440 |
| | |
| Cash - Beginning of year | 7,593 |
| | |
| Cash - End of year | $ 8,033 |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for: | |
| Income taxes | $ - |
| Interest | 1 |

See notes to financial statements

## NOTE 1 - NATURE OF OPERATIONS

Creative Investor Services, Inc. (the "Company") is a registered broker/dealer engaged in providing investment services to individual investors.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

## NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2010.

| | |
|---|---|
| Net capital | $7,187 |
| Excess of net capital over requirements | $2,187 |
| Aggregate indebtedness to net capital | .12-1.00 |

## NOTE 4 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

## NOTE 5 - "S" CORPORATION ELECTION

The Company has elected to be taxed under sub-chapter "S" rules of the Internal Revenue Code. Accordingly, the stockholder is responsible for taxes on corporate income.

| | |
|---|---:|
| Stockholder's equity | $ 7,187 |
| Deductions | - |
| Net capital | 7,187 |
| Minimum net capital required | 5,000 |
| Excess of Net Capital Over Minimum Requirements | $ 2,187 |
| Aggregate Indebtedness | $ 846 |

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2010):

| | |
|---|---:|
| Net Capital, as reported in Company's Part IIA (unaudited) Focus Report | $ 7,181 |
| Increase in interest income based on bank confirmation | 6 |
| Net Capital Per Above | $ 7,187 |

# Berkow, Schechter & Company LLP

*Certified Public Accountants*

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

## INDEPENDENT AUDITOR'S SUPPLEMENTARY
## REPORT ON INTERNAL CONTROL

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

In planning and performing our audit of the financial statements of Creative Investor Services, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission", we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Creative Investor Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Creative Investor Services, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 2010 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2010.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Berkow, Schechter & Company LLP

February 11, 2011

10



CREATIVE INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010



# BUSINESS STRATEGISTS
# CERTIFIED PUBLIC ACCOUNTANTS

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Michael T. Tamm CPA, Emeritus
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA
Cody E. Pike MST

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES TO USA FINANCIAL SECURITIES CORPORATION'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)



February 10, 2011

To the Board of Directors
USA Financial Securities Corporation
6020 Fulton Street
Grand Rapids, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by USA Financial Securities Corporation (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences.

2.  Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com
Members: American Institute of Certified Public Accountants • Michigan Association of Certified Public Accountants • Financial Consulting Group, L.C. • International Consulting Network
Association of Certified Fraud Examiners • Independent Member of the BDO Seidman Alliance • Microsoft Gold Certified Partner

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation (the Company's year-end audited income statement) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.